SCHEDULE 14A
(RULE 14A-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(A) OF THE
SECURITIES EXCHANGE ACT OF 1934

Filed by the Registrant [**X**]

Check the appropriate box:
[**X**] Preliminary Proxy Statement
[   ] Confidential, for use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[   ] Definitive Proxy Statement
[   ] Definitive Additional Materials
[   ] Soliciting Material Pursuant to Sec. 240.14a-11(c) or Sec. 240.14a-12

NATIONAL HEALTH & SAFETY CORPORATION
(Name of Registrant as Specified in its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[**X**] No fee required.
[   ] Fee computed on table below per Exchange Act Rules 14a6(i)(1) and 0-11.
[   ] Fee paid previously with preliminary materials.
[   ] Check box if any part of fee is offset as provided by Exchange Act Rule 0-11(a)(2) and
identify the filing for which the offsetting fee was paid previously. Identify the previous filing by
registration statement number, or the Form or Schedule and the date of its filing.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NATIONAL HEALTH & SAFETY CORPORATION
3811 Bee Cave Road, Suite 210
Austin, Texas 78746
(512) 328-0433

DATE: **December 4, 2002**   **PLACE:**   **5508 Highway 290 West, Suite 202**
TIME: **10 a.m.**   **Austin, Texas 78735**

Matters to be Voted on:

Shareholders who attend the meeting. in person or by proxy will be asked to consider and approve the following items:

1. Adopting an amendment to the Articles of Incorporation to effect a reverse stock split in which each Common and Preferred Shareholder would receive one share for each one hundred shares owned immediately prior to the adoption of the amendment, and to reduce the number of shares of authorized capital stock from 500,000,000 common shares to 100,000,000 common shares and from 50,000,000 preferred shares to 10,000,000 shares;

2. Changing the name of the corporation to ADS Media Group, Inc.;

3. Electing five directors to serve for the ensuing year;

4. Approving 2002 Employees and Consultants Stock Option Plan;

5. Approving engagement of Sprouse & Anderson, L.L.P., as our independent accountants; and

6. Transacting such other business as may properly come before the meeting and any adjournment thereof.

Who May Attend and Vote at the Meeting:

Shareholders of record at the close of business on October 24, 2002, and valid proxy holders may attend and vote at the meeting. If your shares are registered in the name of a brokerage firm or trustee and you plan to attend the meeting, please obtain from the firm or trustee a letter or other evidence of your beneficial ownership of those shares to facilitate your admittance to the meeting.

We sent this meeting notice and proxy statement to our shareholders on October 31, 2002.

                                   By Order of the Board of Directors

                                   Gary J. Davis
                                   Gary J. Davis, Chairman, CEO & President

CONTENTS

GENERAL INFORMATION ABOUT THE SHAREHOLDERS' MEETING 1
    Voting by Proxy 1
    Changing or Revoking Your Proxy Vote 1
    Who may Vote 1
    Voting in Person 1
    How your Votes are Counted 2
RECENT DEVELOPMENTS 2
Proposed Acquisition of Alternative Delivery Solutions, Inc. 2
    The Acquisition 2
    The Business of ADS 5
    Properties of ADS 6
    Management of ADS 6
    Accounting for the Acquisition 6
    Redirection of Focus of the Company 7
    Grants of Options by the Company 7
ITEMS OF BUSINESS 8
Proposal 1: Reverse Stock Split 8
    Amendment to Articles of Incorporation 8
    Reason for Reverse Split 9
    Capitalization 9
    Modification of Rights of Security Holders as a Result of the Reverse Stock Split 10
    Transfer Agent 11
Proposal 2: Name Change to ADS Media Group, Inc. 11
Proposal 3: Election Of Directors 11
    Voting 11
    Nominees for the Board of Directors 12
    Nominee Profiles 12
    Board of Directors' Committee Assignments 13
    Compensation of Directors 13
    Executive Compensation 13
    Security Ownership of Certain Beneficial Owners and Management 16
    Certain Relationships and Related Transactions 18
    Compliance with Section 16(a) of the Exchange Act 18
Proposal 4: Approval of the 2002 Stock Option & Incentive Plan 18
    Shares Subject To the Plan 19
    Eligibility 19
    Options 19
    Stock Bonuses and Purchases of Restricted Stock 21
    Stock Appreciation Rights 21
    Taxes 22
    Awards in 2002 23
Proposal 5: Approval Of The Engagement Of Sprouse & Anderson, L.L.P. As Independent Accountants 23
    Audit Fees 23
Proposal 6: Other Matters 24
OTHER INFORMATION 24
    Annual Report 24
    Method and Cost of Soliciting Proxies 24

Where to Obtain Additional Information   24
Proposals by Shareholders – 2003   25
Other Matters   25

NATIONAL HEALTH & SAFETY CORPORATION
2002 PROXY STATEMENT

GENERAL INFORMATION ABOUT THE SHAREHOLDERS' MEETING

At the meeting, we expect to present only the items of business that are listed in the preceding Notice of Annual Meeting of Shareholders. The following pages explain these items in more detail. By returning your signed proxy, you authorize management to vote your shares as you indicate on these items of business.

Voting by Proxy

The board of directors of National Health & Safety Corporation solicits your proxy, using the enclosed form, to vote at the annual meeting of shareholders to be held December 4, 2002, and at any adjournment thereof. This proxy statement has information about the annual meeting and was prepared by our management for the board of directors. Your vote at the annual meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope by 9 a.m. on December 4, 2002.

Changing or Revoking Your Proxy Vote

You may revoke your signed proxy at any time before it is exercised at the annual meeting. You may do this by advising our Secretary in writing of your desire to revoke your proxy, or by submitting a duly executed proxy bearing a later date. We will honor the proxy card with the latest date. You may also revoke your proxy by attending the annual meeting and indicating that you wish to vote in person.

Who May Vote

All common and preferred shareholders of record on the close of business on October 24, 2002, may attend and vote at the meeting. Each common shareholder is entitled to one vote per share. Each preferred shareholder (of both series A and series B preferred) is entitled to five votes per preferred share. On September 16, 2002, we had the following number of shares outstanding:

- 318,159,285 common shares;
- 1,645,928 series A preferred shares; and
- 16,584 series B preferred shares.

Voting in Person

Although we encourage you to complete and return your proxy to ensure that your vote is counted, you can attend the annual meeting on December 4, 2002, and vote your shares in person.

How Your Votes Are Counted

We will hold the annual meeting on December 4, 2002, if holders of a majority of the shares of common stock entitled to vote either sign and return their proxy cards or attend the meeting. If you sign and return your proxy card, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote on any of the matters listed on the proxy card.

If you mark "Abstain" with respect to any proposal on your proxy, your shares will be counted in the number of votes cast, but will not be counted as votes for or against the proposal. If a broker or other nominee holding shares for a beneficial owner does not vote on a proposal, the shares will not be counted in the number of votes cast.

This proxy statement and the accompanying proxy form will be mailed on or about October 31, 2002, to shareholders entitled to vote at the meeting.

RECENT DEVELOPMENTS

PROPOSED ACQUISITION OF ALTERNATIVE DELIVERY SOLUTIONS, INC.

The Acquisition

We have entered into an agreement to acquire all of the outstanding shares of the stock of Alternative Delivery Solutions, Inc. ("ADS"). The proposed acquisition will be accomplished through a stock exchange agreement with all of the shareholders of Alternative Delivery Solutions, Inc. ("ADS"), wherein the ADS shareholders will transfer all of their ADS shares to us in exchange for shares of our common stock. After the exchange, the ADS shareholders will own 75% of our outstanding common stock, including shares issuable on the conversion of preferred stsock and exercise of warrants.

The acquisition of ADS is part of a comprehensive plan of refinancing and restructuring of our company. This plan includes the following features:

- We will conduct a one for 100 reverse stock split of our common and preferred shares. *See Proposal 1: Reverse Stock Split, page 8.*

- We will discontinue our medical benefits program and cease that line of business.

- A group of investors led by one of our current directors and one of the directors nominated for election herein, together with another outside group will invest up to $1,000,000 in ADS in return for up to 41.667% of its outstanding stock.

- We will acquire ADS in an exchange offer in which the ADS shareholders acquire 75% of our post - reverse split shares. The exact exchange ratio will be based on the number of our shares outstanding at the closing of the exchange offer. Because we expect to issue additional shares of restricted common stock prior to the exchange offer to repay debt, as described below, we are not, at present, sure what the exact exchange ratio will be.

- We will change our name to ADS Media Group, Inc.

The resulting company will have new management and a new business plan which we believe will have greater success potential than our current business.

The reverse stock split will convert all outstanding common and preferred shares to one share for each 100 shares now outstanding. Our outstanding stock options and warrants will be similarly adjusted. We will issue no fractional shares as a result of the reverse split; adjustments that result in a fraction of a share, option or warrant will be rounded up to the nearest whole share.

We will acquire no shares of ADS unless we acquire all of its shares. After the exchange, ADS will continue to operate as our wholly owned subsidiary, and we will be renamed ADS Media Group, Inc. Because the exchange is a stock for stock exchange between us and the ADS shareholders, no action to approve the transaction is necessary by our shareholders or those of ADS. ADS is a closely held company owned by 9 shareholders, who have all indicated they intend to accept the exchange offer if the acquisition plan, including the capital investment and the reverse stock split, are completed as outlined above. Our directors have indicated that they favor the acquisition and intend to vote for it at a board of directors' meeting to be called to approve issuance of shares for the exchange.

Financing for ADS. ADS will raise up to a maximum of $1,000,000 from sale of its common stock to a group of outside investors. ADS's shareholders are not obligated to complete the exchange unless ADS receives a minimum of $500,000 from the financing. If ADS receives the $1,000,000 maximum amount, the new investors who participated in the financing would own 41.667% of the outstanding ADS shares after the offering.

Options Issued to Current Management. On October 7, 2002, we issued options to purchase up to 25,000,000 of our common shares prior to the reverse split at $0.01 per share, with a term of five (5) years from October 7, 2002, to our existing management as compensation for past services.

Issuance of Shares to Discharge Debts. As of September 1, 2002, we had accrued a substantial amount of unpaid indebtedness, mainly in the form of accounts due for services provided to us by our consultants and by third parties. The reorganization plan and exchange agreement contemplates that these debts must be repaid or canceled prior to the exchange offer. We estimate that a substantial amount of these debts will be discharged by entering into agreements with our creditors to accept shares of our common stock in payment of the debts. We estimate that we will issue up to 88,000,000 shares of our pre-reverse split common stock, prior to the exchange offer, to repay these debts.

Conversion of ADS Warrant. In September 2002, ADS issued a warrant to purchase 2,143 shares of ADS common stock to a consulting firm as payment for, among other things, consulting services in developing a business plan with which to seek financing, and additional warrant(s) may be issued to the consulting firm to purchase up to a total of 7,143 shares of ADS common stock. In the exchange offer, the ADS warrant(s) will convert to a warrant to purchase our common shares at the same exchange ratio as the ADS shareholders receive. Based on the exchange offer described above, and estimating that we have issued another 88,000,000 common shares to satisfy debts prior to the reverse stock split and the exchange offer, the warrant to

purchase 2,143 shares of ADS common stock would covert to a warrant to purchase 209,353 shares of our common stock, or in the event the warrant(s) entitled the holder to purchase 7,143 shares of ADS common stock, such warrant(s) would convert to a warrant to purchase 697,811 shares of our common stock, in either case after giving effect to the one for 100 reverse stock split, based on the number of shares, options and warrants outstanding on September 16, 2002.

Shares Outstanding after the Refinancing. The ADS shareholders will own 75% of the outstanding capital stock of the corporation after the exchange offer, after giving effect to the conversion of all outstanding preferred stock and exercise of all of our options and warrants outstanding immediately prior to the exchange. Thus, based on the number of common shares outstanding on September 16, 2002, after the reverse stock split, issuance of shares in payment of debts, and the exchange offer, we expect that we would have approximately 17,445,096 common shares issued and outstanding (including shares issuable on conversion of preferred stock and exercise of options and warrants, but excluding any ADS warrants), calculated as follows:

	Common Shares (After Reverse Split)
Owned by existing common shareholders	3,181,593
Issuable on conversion of series A preferred	82,296
Issuable on conversion of series B preferred	829
Issuable on conversion of outstanding warrants	29,056
Issuable on exercise of options to management	250,000
Issued to settle existing debts (estimated)	880,000
To be issued to ADS Shareholders in exchange	13,271,322
Total	17,445,096*

* Note: Excludes shares issuable on exercise of ADS warrant(s), ranging from a minimum of 209,353 shares to a maximum of 697,811 shares.

Shares Eligible for Future Sale. Immediately after the exchange offer, only approximately 2.3 million shares will be eligible for sale in the secondary market without first being registered under the Securities Act of 1933. The shares of our common stock that would be issued to ADS shareholders in the exchange offer, including those shares issued to new investors in the private placement and shares issuable on exercise of the ADS warrant described above, and the shares issued to our creditors and options issued to our management, will all be restricted securities as that term is defined in Rule 144 of the Securities and Exchange Commission. These shares will be issued in reliance on the exemption from securities registration requirements contained in Section 4(2) of the Securities Act of 1933.

As part of the exchange agreement, certain of the ADS shareholders will have the right to demand that we register, at our expense, any or all of our shares they receive under the Securities Act of 1933. In addition, we have agreed to register under the Securities Act of 1933, the shares issuable on exercise of stock options issued to management and shares issued to settle existing debts. If those shares later become registered for sale, the public float of shares which are eligible for sale in secondary market transactions would increase from approximately 2.3 million common shares to approximately 16.2 million common shares (not including shares issuable on the conversion of Series A Preferred Stock, Series B Preferred Stock, warrants or options).

Reason for Restructuring. Both our management and the ADS management believe that the combination of the two companies will enhance the ability to attract capital for the purposes of growing the business of ADS. The business prospects of ADS's succeeding and enhancing shareholder value are greater than the prospects were for HealthVIP and MedSmart. Furthermore, ADS believes that having a publicly traded stock will improve its success of acquiring other companies in the future that are strategic to its business. In anticipation that the exchange will take place relatively soon after the completion of our shareholders' meeting, two of the principal officers of ADS have been nominated for election to our board of directors.

The Business of ADS

ADS was founded in San Antonio in October of 2001 and provides turn-key direct marketing support services, with an emphasis on alternate (i.e., door to door) delivery. Alternate delivery involves the creation, packaging and delivery (usually on the doorknob of homes) of solo marketing pieces and Co-op marketing programs containing between 2 and 7 pieces of direct marketing material (e.g., brochures, coupons, advertisements and other offerings) to targeted audiences. In addition to alternate delivery, through outsourcing arrangements ADS provides its clients access to full service direct marketing, printing, list procurement, database management, fulfillment and telemarketing. ADS' management is combining their extensive expertise and relationships in direct marketing with sophisticated demographic, tracking, and verification technology to deliver extremely high quality direct marketing services, capable of producing gross margins of up to 50%.

Utilizing sophisticated mapping software, ADS targets very specific audiences, geo-demographically, down beyond the Zip Code level, to Census Block Groups and even further to Micro-Grids of $1/16^{th}$ of a mile within the delivery zone. In other words, ADS can identify the specific neighborhoods that meet the client's specific target audience demographic (for example, Hispanic households with pre-determined income levels). Further, ADS provides its clients with state of the art tracking and verification of actual deliveries to the target audience. Clients can track their alternate delivery programs on-line. This is a significant difference to the Zip Code saturation mentality of direct mail, and the cost per thousand to the client for an alternate delivery program can be substantially less than the aggregate costs of direct mail through the US Postal Service, and other direct marketing mediums such as newspapers. This is the value proposition that ADS offers to all of its national, regional and local clients. Client references include large direct marketing aggregators like Vertis and Sunflower Group and larger companies wanting direct marketing services, like Sprint PCS and MediaCom.

Alternative delivery as a marketing medium can be highly effective, roughly 2 to 3 times more effective than conventional (i.e., through newspaper inserts or directly in the mailbox) direct marketing. This is a principal reason why major companies and aggregators are interested in working with ADS. The use of this medium by national advertisers is fairly new, and ADS will seek to achieve market dominance in many major markets over the next 18-24 months.

Repeat business is anticipated, as companies, agencies, and aggregators introduce new offerings and target new regions and new audiences. Accordingly, ADS anticipates its internal growth to accelerate very quickly by continuing to service existing clients and exponentially by adding new

clients. In addition, ADS anticipates it will be in a position to acquire businesses in the highly fragmented alternate delivery industry by using their stock as a currency, assuming they can deliver on their internal growth projections and increase the market valuations of the common stock of ADS Media Group, Inc.

Properties of ADS

ADS presently leases office space at 10942 Wye Drive, Suite 203, San Antonio, Texas 78217. ADS has recently negotiated a new lease for its re-location, located at 15454 Tradesman, San Antonio, Texas 78249, which is in Northwest San Antonio. The space contains a total of 28,000 square feet, of which approximately 8,000 square feet is finished office area and the balance is warehouse/assembly space. The new lease is for three (3) years, with the total rent being approximately $10,000 per month in year one, increasing to $11,000 per month in years two and three. ADS anticipates occupying the new space by December, 2002.

Management of ADS

Clark R. "Dub" Doyal, Chairman & CEO, has more than 30 years of experience in all aspects of commercial printing and direct and alternative marketing.

James D. "Jim" Schell, President, has more than 20 years of experience with Southwestern Bell ("SBC"), running many of their direct marketing programs, including their very successful coupon program.

Each executive's network of relationships is impressive and they each have won the respect of numerous large clients. Jim Schell, in leaving SBC, abandoned an annual compensation package in excess of $250,000 for the opportunity to become President and own roughly 20% of ADS.

Mr. Doyal and Mr. Schell have been nominated for election to our board, and their biographies are more fully described in *Proposal 2: Election of Directors, page 10.*

Curtis A. White, Chief Operating Officer, was recruited from a long marketing and operations career servicing large national accounts that required multilevel hands-on supervision to interface with existing external channels for order placement and operations support.

Accounting for the Acquisition

We will account for the exchange as a purchase. Our assets will increase by the amount of goodwill attributed to ADS, which is estimated to be approximately $2.4 million. Also, gross and net income will increase, as well as cash flow, from the operations of ADS, which is in contrast to the current state of HealthVIP and MedSmart, which have been unsuccessful in generating any meaningful or material amount of revenues or cash flow.

The exchange is structured so that our shares that are received by the ADS shareholders will be received in a tax free exchange under the Internal Revenue Code of 1986. The tax basis of our common stock received by the ADS shareholders will be the same as the basis they had in their

ADS shares. Likewise, the exchange will not constitute a taxable transaction for our company or our shareholders.

Shortly after the closing of the exchange offer, we expect to file a Report on Form 8-K, and within 75 days of the exchange we will file a Report on Form 8-K which will contain audited financial statements for ADS as well as unaudited, pro forma information for the combined companies.

REDIRECTION OF FOCUS OF THE COMPANY

Since our bankruptcy reorganization was consummated in early 2001, we have concentrated on the redevelopment and redeployment of discount healthcare products and services to the general public. From 1993 to mid-2001, we offered these services through a membership program called POWERx. From mid-2001 to the present we have offered similar membership services under the brand, HealthVIP. Our annual report on Form 10-KSB, which accompanies this proxy statement, explains our history and our operating results through the end of 2001.

We have been unsuccessful in our marketing efforts for these products. In July 2002, we launched a new, targeted e-mail marketing campaign to promote HealthVIP through a third party e-mail marketer. This campaign also failed. As a result, we have decided not to spend any more company resources on marketing discount healthcare services, and we are phasing out the HealthVIP program. We expect to close our discount healthcare operations before the ADS exchange offer occurs. After the proposed acquisition, we will concentrate only on the operations of ADS.

Because we are discontinuing HealthVIP, we expect that by the time of the shareholders' meeting, we will have virtually no active business operations. Our future success will depend on the success of ADS.

GRANTS OF OPTIONS BY THE COMPANY

On October 7, 2002, our board of directors authorized the issuance of options to purchase 25,000,000 pre-reverse split shares of our common stock to consultants. We expect that we will file a registration statement on Form S-8 to register the shares to be issued under this grant. The closing bid price for our common stock on September 15, 2002, was less than one cent per share. The following table summarizes the benefits or amounts of stock granted under these options.

Awards to Individuals

Name	Exercise Price	Total Options
Gary J. Davis	$0.01	9,000,000
Garett D. Davis	$0.01	7,500,000
Robert M. Scott	$0.01	5,000,000
Gary R. Ennis	$0.01	2,500,000
Oralia Dominguez	$0.01	1,000,000

ITEMS OF BUSINESS

Proposal 1:   REVERSE STOCK SPLIT

> The board of directors recommends a vote FOR the adoption of an amendment to the Article s of Incorporation, effecting a reverse stock split and reducing the number of shares of authorized capital stock of the corporation.

Amendment to Articles of Incorporation

The Board of Directors has approved and submits to the shareholders an amendment to the Articles of Incorporation to:

- effect a one for one hundred reverse stock split of the presently outstanding shares of Common and Preferred Stock; and
- to reduce the number of authorized shares of Common Stock from 500,000,000 to 100,000,000 and the number of authorized shares of Preferred Stock from 50,000,000 to 10,000,000.

New Common Shares will be issued to shareholders in exchange for their Old Common Shares in the ratio of one New Common Share for each 100 Old Common Shares held, thus effecting a one-for-one hundred, reverse stock split. Similarly, new series A and series B preferred shares will be issued to preferred shareholders in exchange for their old series A and series B preferred shares in the ratio of one new series A prefe rred share for each 100 old series A and series B preferred shares held.

The exercise price and shares issuable upon exercise of all outstanding warrants and options will otherwise be adjusted to account for the reverse stock split.

If the shareholders approve the reverse stock split, the reverse split will become effective on the date that the articles of amendment are filed with the Utah Secretary of State, as soon as practicable after the shareholders' meeting. The text of the proposed amendment to the Articles of Incorporation is attached to this proxy statement as Exhibit A.

Reason for Reverse Split

Our Old Shares are traded in the over-the-counter market and quotations are published on the OTC Bulletin Board under the symbol "NHLT," and in the National Quotation Bureau, Inc. "pink sheets" under "National Health & Safety Corporation." The closing bid price of our currently outstanding shares was quoted on the OTC Bulletin Board at less than one cent per share on September 30, 2002. From August 30, 2002, to September 30, 2002, the high and low bid prices per share were less than one cent, and the high and low trading volumes were between 267,800 shares and 0, with no shares traded on most trading days. We believe that it is in the best interest of our company and our shareholders to consolidate the number of authorized, issued, and outstanding shares and thereby raise the book value per share, in hopes of creating an active trading market and increasing the price per share of our stock.

Based on the typical effect that reverse stock splits have had on prices of securities of other corporations, we believe that the reduction of the number of outstanding shares and the corresponding increase in book value per share that will be effected by the proposed reverse stock split may cause the trading range of our common stock to increase. We cannot be sure that approval of the reverse stock split will in fact have a favorable effect on trading volume or price.

Regardless of whether the price of our stock increases after approval of the reverse stock split, we believe that the effect of reducing the total number of outstanding shares will be favorable because it will increase the book value per share of our shares. In addition, approval of the reverse stock split is a condition of the acquisition of ADS.

Capitalization

The following table indicates our capitalization as of June 30, 2002, and pro forma after giving effect to the proposed one-for-one hundred reverse stock split.

	6/30/2002 (Unaudited)	Pro forma (Unaudited) as of 6/30/2002 after giving effect to reverse stock split
Total liabilities	$ 832,972	$ 832,972
Stockholders' Deficiency		
Common Stock, $0.001 par value, authorized 500,000,000 shares, issued and outstanding 296,657,220 shares as of June 30,2002, 2,966,572 shares pro forma after reverse stock split	$ 296,657	$ 29,657
Series A Preferred Stock, $0.001 par value, authorized 4,000,000 shares, issued and outstanding 1,646,341 shares as of June 30, 2002, 16,464 shares pro forma after reverse stock split	$ 1,646	$ 164

	6/30/2002 (Unaudited)	Pro forma (Unaudited) as of 6/30/2002 after giving effect to reverse stock split
Additional paid in capital	$ 5,679,4562	$ 5,679,452
Accumulated deficit	$ (1,571,120)	$ (1,571,120)
Deficit accumulated during development stage	$ 4,534,192)	$ (4,534,192)
Total stockholders' deficiency	$ (127,540)	$ (396,037)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 750,432	$ 436,935
Book Value per Common Share (fully diluted)	$ 0.0024	$ 0.1473

Modification of Rights of Security Holders as a Result of the Reverse Stock Split

If the reverse stock split is approved at the shareholders meeting, each Old Share will automatically be reclassified as and changed into the appropriate New Shares at the rate of one New Share for every one hundred Old Shares outstanding immediately prior to the effective date of this Article. Upon receipt by the Secretary or Transfer Agent of a certificate or certificates representing Old Shares outstanding when the reverse stock split if adopted, the Secretary or Transfer Agent shall cancel such surrendered certificate or certificates on the books of the Corporation and issue to the holder a new share certificate or certificates, for one share of New Stock for each one hundred such shares of currently outstanding Old Stock so surrendered. No other rights or preferences of the Common or Preferred Stock will change as a result of the reverse stock split.

No fractional shares of New Stock or script certificates will be issued as a result of the reverse stock split. If the conversion of any shares of Old Stock results in a fraction, the number of shares to be issued to that shareholder will be rounded up to the nearest whole share.

Shareholders who wish to have certificates for the New Stock issued in their name may receive them without charge. If shareholders wish to have certificates for New Stock issued in the name someone other than the name in which the Old Stock is held, they may be required to pay any transfer tax payable on the transfer of the shares. The Transfer Agent may require the transfer tax to be paid in the amount of such tax or shall have established to our satisfaction that such tax has been paid.

Upon the conversion of shares of Old Stock under the reverse stock split, the shares of Old Stock surrendered pursuant to the conversion shall be canceled and not again reissued.

No dividends are in arrears or default as to any Old Shares to be converted to New Shares in the proposed reverse stock split.

Transfer Agent

Our Transfer Agent is Interwest Transfer Company, 1981 East Murray Holladay Road, Suite 100, Salt Lake City, Utah 84117 (telephone 801-272-9294).

A majority of the shares able to vote is required to approve the reverse stock split.

Proposal 2: NAME CHANGE TO ADS MEDIA GROUP, INC.

The directors recommend a vote FOR the amendment to the articles of incorporation to change the name to ADS Media Group, Inc.

As part of the acquisition of ADS and redirection of our focus, we propose to change the name of the company to ADS Media Group, Inc. The new name will accurately reflect the new business of the company – Alternate Delivery Solutions and development of an integrated group of marketing services. The name change requires an amendment to the articles of incorporation, which must be approved by the shareholders.

The directors recommend a vote FOR the amendment to the articles of incorporation to change the name to ADS Media Group, Inc.

A majority of the shares able to vote is required to approve the name change.

Proposal 3: ELECTION OF DIRECTORS

The board of directors recommends a vote FOR the election of each of the following five nominees for director.

Five directors will be elected to serve on our board of directors until the next annual assembly of shareholders or until their successors are elected and qualified. Two of the five currently serving directors have been nominated for reelection to the board. The remaining three are not seeking reelection.

Voting

The five nominees receiving the highest number of votes will be elected. Signed proxies received will be voted for the election of the nominees listed in this proxy statement, all of whom have agreed to serve if elected. Should any of the nominees become unavailable at the time of the meeting to accept nomination or election as a director, the proxy holders named in the enclosed proxy will vote for substitute nominees at their discretion. Votes withheld for a nominee will not be counted. No cumulative voting is allowed.

Nominees for the Board of Directors

Proxies solicited by the board of directors will be voted in favor of each nominee unless shareholders specify otherwise in their proxies. The following pages describe the nominees for director, including their principal occupations for the past five years, certain other directorships, age, and length of service on our board. Membership on board committees, attendance at board meetings, and ownership of our stock are indicated in separate sections following the individual resumes of the nominees.

As part of the exchange agreement with ADS, upon consummation and closing of the exchange offer, which will take place after our annual shareholders' meeting, one of the nominees for director – Jimmy E. Nix, II – will submit his resignation as director, to permit the remaining directors, to select his replacement. Our bylaws permit the remaining directors to fill vacancies on the board.

Upon closing of the ADS exchange offer, Mr. Davis and Mr. Nix will resign their positions as officers of our company.

Each nominee has agreed to be named in this proxy statement and to serve as a director if elected. The ages listed are as of October 24, 2002.

Name	Age	Positions Held
Gary J. Davis	49	Chief Executive Officer, Chairman, President, and Director
Jimmy Nix II	30	Chief Accounting Officer and Director
Clark R. "Dub" Doyal	54	Nominee
Bryan Forman	40	Nominee
James D. (Jim) Schell	43	Nominee

Nominee Profiles

Gary J. Davis is our chairman, president, CEO and a director. Additionally, Mr. Davis is the founder, president, CEO and sole shareholder of First Advisors, Inc., the business of which is investing private investment capital in start-up and early stage companies. Since 1973, Mr. Davis has spent a major portion of his career in a wide range of capital raising endeavors, including debt and equity for real estate ventures and private equity capital for business ventures. Additionally, Mr. Davis is a director of Ashley Laurent, Inc., a software company offering integrated network security solutions, a former director of Collins Financial Services USA, Inc., a financial services holding company with subsidiaries involved in distressed consumer debt investment and collections, based in Austin, and a principal of numerous other private investment partnerships and limited liability companies. Mr. Davis has been our chairman, president and CEO and a director since February 9, 2001.

Jimmy E. Nix, II is our chief accounting officer and a director. Mr. Nix has served in a number of financial management positions in the healthcare services field, most recently as financial manager for MD Productivity, a medical software company, and as a senior accountant with Barton Creek Health Care. Mr. Nix received his B.B.A. in accounting from The University of

Texas at Austin. Mr. Nix has been one of our directors since February 9, 2001 and chief accounting officer since July 2, 2001.

Clark R "Dub" Doyal, chief executive officer of Alternative Delivery Solutions, Inc., has over 30 years experience in printing and direct marketing, having owned and built a number of successful companies during his career that provided marketing services. In 1981, Mr. Doyal started a printing business called Clear Visions Printing, to compete with approximately 140 other printers in San Antonio. Mr. Doyal graduated from Louisiana State University.

James D. (Jim) Schell, president of Alternative Delivery Solutions, Inc., was recently recruited to lead the effort to build national client relationships, along with providing marketing support specific to ADS's product development and marketing strategy. For the 20 years before his move to ADS, Mr. Schell worked for SBC Communications, Inc., focusing on development and implementation of numerous regional and national product initiatives. He also spent 8 years managing regional sales operations for Southwestern Bell Yellow Pages. Mr. Schell received his B.B.A. in Marketing from Texas Tech University.

Bryan Forman has provided legal services to our company as outside counsel since April 2002 Since May 2002, Mr. Forman has been a manager of Austin Capital, LLC and a partner of Stack/Forman, LLP. Mr. Forman serves as founder and co-manager of The Privet Fund, LP, a hedge fund specializing in the private finance of publicly traded companies. Since 1991, Mr. Forman has focused his career in the ownership and executive management of three NASD registered broker-dealers, most recently serving as chairman and chief executive officer of First Avantus Securities, Inc. from January 1996 until April of 2002. Mr. Forman continues to hold an NASD Series 7 license with First Avantus. Mr. Forman has served as a member of the District Committee for District 6 of the National Association of Securities Dealers Regulation since 2000. He was appointed vice chairman in 2001 and chairman in 2002. He also serves on the Small Firm Advisory Board and the Advisory Council for the National Association of Securities Dealers Regulation. Mr. Forman is an attorney licensed to practice in Texas and periodically serves as an arbitrator in the securities industry.

Board of Directors' Committee Assignments

We have no standing committees of the board of directors.

Compensation of Directors

During 2001 we issued 1,500,000 shares of common stock to each of Eugene Rothchild and James Kennard, respectively. This stock bonus was issued as compensation for their efforts and work as directors during our bankruptcy and reorganization. Directors are reimbursed for expenses incurred for attendance at board meetings.

Executive Compensation

The following table summarizes the compensation of our chief executive officer and our other most highly compensated executive officers and our subsidiaries during 2001, our most recently completed fiscal year.

(a)[1]	(b)	(c)	(d)	(e)
				Other Annual
Name	Year	Salary	Bonus	Compensation
James Kennard, Chief Executive Officer[2]	2001	-0-	-0-	$6,000
Gary J. Davis,[3] Chief Executive Officer	2001	$25,000[4]	-0-	$30,000

[1] James Kennard served as chief executive officer until February 2001. Gary J. Davis has served as chief executive officer from February 2001, through the present.

[2] On May 10, 2001, our board of directors awarded Mr. Kennard 1,500,000 shares of common stock for his services as director and chief executive officer during the bankruptcy. We recorded a general and administrative expense of $6,000 in connection with this issuance. The closing share price of our common stock on May 10, 2001 was $0.04 per share. We valued the stock at $6,000 ($0.004 per share) because it was restricted stock and because it could not be sold without materially depressing the market price, considering the low trading volume of our shares.

[3] Mr. Davis' compensation includes compensation paid to First Advisors, Inc., described below. First Advisors received 7,500,000 shares of restricted common stock, issued in 6 installments of 1,250,000 shares each between June 4, 2001 and October 24, 2001. We recorded an expense of $30,000 in connection with the stock issuance. Our closing share price on the dates we issued shares to First Advisors ranged between $0.04 and $0.01 per share. We valued the stock at $30,000 ($0.004 per share) because it was restricted stock and also because it could not be sold without materially depressing the market price, considering the low trading volume of our shares.

[4] Mr. Davis received $25,000 as an employee of our wholly-owned subsidiary, MedSmart Healthcare Network, Inc.

Consulting Agreement with First Advisors

On May 7, 2001, we entered into a management services agreement with First Advisors, Inc., of Austin, Texas, in which Mr. Davis agreed to provide ongoing operational support for us in regard to implementation of the new business plan, management of our day to day affairs, Medsmart Healthcare Networks, Inc. and HealthVIP, LLC, and each company's strategic and professional relationships. The agreement was negotiated between First Advisors and our directors other than Mr. Davis. The board approved the agreement, with Mr. Davis abstaining from the vote.

Founded in 1996, First Advisors is a privately held corporation owned by Mr. Davis. First Advisors (and its affiliates) serves as general partner of investment limited partnerships that invest in start-up and early stage business ventures, primarily in the software, Internet and financial services industries. An investment partnership affiliated with Mr. Davis provided capital to us in January to facilitate our reorganization plan. First Advisors also provides business consultation services, such as marketing, sales, technology and strategic thinking, to its portfolio

companies and other third party clients. The consulting relationship expires on April 30, 2003, unless either party gives 30 days notice of canceling the relationship. Prior to closing of the ADS exchange offer, we will terminate the Management Services Agreement with First Advisors.

As of November 1, 2001, we agreed to pay First Advisors the greater of $60,000 per month, or an amount equal to 20% of our monthly gross consolidated profits. In July 2002, the dollar amount was reduced to $30,000 per month. For the purposes of the Management Services Agreement, "gross profits" are defined as all revenue generated by us and our affiliates on all business facilitated by First Advisors, Inc., less any payable commissions to third parties. Mr. Davis is personally providing services under the Management Services Agreement with us and thus is being compensated through First Advisors. He has not received a salary for his role as our President and CEO since March 2001. Upon termination of the Management Services Agreement, we will continue payment on all business originated or facilitated by First Advisors, Inc. during the term of the agreement.

2001 Stock Option Plan

Our board of directors adopted a stock option plan in July 2001, but that plan was never submitted to a shareholder vote. We have revoked that plan and canceled all of the options that were granted under it. No options were ever exercised under the 2001 option plan. We are submitting a replacement plan for shareholder approval, as described in *Proposal 3, page 11*.

Aggregated 2001 Option Exercises and Year-End Values

None of the executive officers named in the Summary Compensation Table exercised any stock options or stock appreciation rights in 2001, 2000, or 1999. The following table summarizes the number and value of all unexercised stock options held by those executive officers at the end of 2001. All of the options listed in the table below were canceled in 2002 without being exercised.

(a) Name[1]	(b) Number of Underlying Options/SARs Exercised	(c) Value Realized	(d) Number of Securities Underlying Options/SARs at FY-End (#) Exercisable/ Unexercisable	(e) Value of Unexercised Options/SARs at FY-End ($) Exercisable/ Unexercisable
James Kennard	-0-	$ -0-	-0-	$ -0-
Gary J. Davis	3,750,000/0	$ -0-	3,750,000/0	$ -0-

Option Issuances in 2002

On March 1, 2002, we adopted a new 2002 Employees and Consultants Stock Option Plan, which authorized the grant of options to purchase up to 100,000,000 shares of our common

stock pursuant to the plan. From April to August 2002, we granted options to consultants under this Plan to purchase 30,500,000 shares of common stock. All of these options have been exercised.

On October 7, 2002, the board of directors revoked the 2002 Employees and Consultants Stock Option Plan. No options granted pursuant to the plan remain outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following tables contain information regarding the ownership of our voting securities as of September 16, 2002, by each director and named executive officer, the directors and named executive officers as a group, and each person who we know to own beneficially more than 5% of the outstanding shares of each class of equity securities.

Except pursuant to applicable community property laws and except as otherwise indicated, each shareholder identified in the tables possesses sole voting and investment power with respect to its or his shares.

On September 16, 2002, 318,159,285 shares of our common stock were outstanding. In addition, we had granted options to employees to purchase up to 25,000,000 shares of common stock as discussed on page 3.

On September 16, 2002, there were 1,645,928 shares of series A preferred and 16,584 shares of series B preferred stock outstanding. The shares of Preferred Stock are convertible into our common stock at the option of the security holder, at the rate of five shares of common stock for each share of preferred stock. None of the officers, directors or 5% shareholders own any series B preferred stock.

	Common	Series A Preferred	Percent Owned (1)
Gary J. Davis, President, CEO, Chairman, and Director (2) 3811 Bee Cave Road, Suite 210 Austin, Texas 78746	83,167,482	0	25.42%
Jimmy Nix II, CAO and Director (3) 3005 Sugar Berry Cove Round Rock, TX 78664	22,126,234	15,278	6.98%
Dennis Hawk, Director 3100 Donald Douglas North, Suite 201 Santa Monica, California 90405	6,546,982	0	2.06%
James R. Kennard, Director (3) 1053 Buckeye Lane Greentown, PA 18426	3,652,136	0	1.15%

	Common	Series A Preferred	Percent Owned (1)
Eugene M. Rothchild, Director 4 Woodcreek Drive Cincinnati, OH 45241	2,262,500	0	0.71%
Clark R. Doyal, Nominee for Director 121 Rio Bravo San Antonio, Texas 78232	0	0	0%
Bryan Forman, Nominee for Director 6836 Bee Cave Road; Suite 242 Austin, Texas 78746	0	0	0%
James D. (Jim) Schell, nominee for Director 5972 Glendower Plano, Texas 75093	0	0	0%
EWMW Limited Partnership (3) 2414 Jarratt Avenue Austin, Texas 78703	22,320,790	7,005	7.03%
Robert T. Kirk 2255 West Glades Road Boca Raton, FL 33433	16,008,840	0	5.03%
All directors and executive officers as a group (5 persons)	117,047,121	15,278	35.74%

(1) Percentage is determined by adding to the number of shares of common stock held by the shareholder the number of shares issuable to that owner on exercise of options and warrants and the number of common shares into which the owner's series A preferred shares are convertible, and dividing by the total number of outstanding shares plus that owner's option, warrant and series A conversion shares.

(2) Includes 9,000,000 shares issuable on the exercise of options owned by Mr. Davis, 59,000,000 shares held by two investment partnerships in which Mr. Davis is a partner, and 6,767,500 shares held by a corporation of which Mr. Davis is the sole shareholder.

(3) Includes warrants to purchase the following number of common shares by the following holders, which were received in our chapter 11 reorganization in January 2001:

Jimmy E. Nix, II	30,556
James R. Kennard	412,142
EWMW Limited Partnership	14,010

Certain Relationships and Related Transactions

Gary J. Davis became our president in January 2001, after the plan of reorganization was implemented. Mr. Davis is an officer of the general partner of the IPA Investors, LP, which purchased 15,000,000 of our common shares for $200,000 as part of the reorganization. Mr. Davis also acquired shares of our stock individually as a result of the exchange offer by our for shares of MedSmart. Mr. Davis has chosen to provide services to us and to be compensated by us through First Advisors, Inc., a personal consulting company wholly owned by Mr. Davis.

Also in May 2001, we entered a consulting agreement with First Advisors, Inc. to provide business consultation services. First Advisors is wholly owned by Mr. Davis. First Advisors agreed to assist and advise HealthVIP in implementing its medical benefits discount program. In addition, First Advisors assisted us in refining our marketing and sales plans and establishing strategic relationships with prospective suppliers, customers and distribution partners. The consulting agreement with First Advisors was approved by a majority of our disinterested directors. Mr. Davis is being compensated through our arrangement with First Advisors. Since March 15, 2001, Mr. Davis has not received compensation directly from us for his services as CEO.

On October 26, 2001, we entered into a Settlement Agreement and Mutual Release (the "Settlement Agreement") with Premium Holdings, Inc., HealthMed, Inc., World Trust Investments, The Beverly Center Trust, Mitchell J. Stein, and Dennis J. Hawk (collectively the Stein Group). In implementing the Settlement Agreement, we issued 6,546,982 shares of our common stock to HealthMed, Inc., a Nevada company, 6,546,982 shares of common stock to Dennis J. Hawk, and also appointed Dennis J. Hawk to the board of directors to fill the vacancy left by the resignation of Gregory J. Figaro.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 and Securities and Exchange Commission Regulations require that our directors, officers, and greater than 10 percent shareholders file reports of ownership and changes in ownership with the SEC and the NASD and furnish us with copies of all such reports they file. Based solely upon a review of the copies of the forms furnished to us, or written representations from certain reporting persons that no reports were required, we believe that no one failed to file required reports on a timely basis for any transactions in our securities in 2001.

Each director requires an affirmative vote of a majority of the outstanding stock to approve his appointment.

Proposal 4:   APPROVAL OF THE 2002 STOCK OPTION & INCENTIVE PLAN

The board of directors recommends a vote FOR the 2002 Stock Option & Incentive Plan.

On October 7, 2002, our board of directors approved the 2002 Stock Option & Incentive Plan (the "Plan"). We seek to attract and retain highly qualified personnel who will contribute to our

success by their ability, ingenuity and industry and to provide incentives to the participating officers, employees, directors, consultants, and advisors that are linked directly to increases in stockholder value and inures to the benefit of all or our stockholders.

Our board of directors or a committee thereof (the "Administrator") will determine which persons eligible will be granted stock awards of any type. The Plan is unfunded. The Administrator may cancel or re-price any rights under the Plan. The stock awards do not constitute a right to employment or a right to continued employment. The Plan will be effective on the date the shareholders approve it and will terminate ten years after the earlier of the date the Plan is adopted by the board of directors or the shareholders, unless terminated sooner.

The following summarizes the major points of the Plan but is no substitute for a thorough reading of it. A copy of the Plan is included as Exhibit "B."

Shares Subject To the Plan

The stock subject to the Plan may be unissued common stock or reacquired common stock, bought on the market or otherwise. The aggregate stock that may be issued pursuant to any type of stock award shall not exceed thirty-five percent (35%) of our common stock that is issued and outstanding. The market value of our common stock on September 30, 2002, was $0.002 per shares, as quoted on the OTC Bulletin Board. If an award expires or otherwise terminates, without having been exercised in full, the stock not acquired under such the award shall revert to and again become available for issuance under the Plan.

Eligibility

Stock options may be granted to our officers (including officers who are also directors), directors, employees, and consultants. Participants under the Plan shall be selected from time to time by the Administrator, in its sole discretion, from among the eligible employees, consultants and advisors, and the Administrator shall determine, in its sole discretion, the number of shares covered by each award. No person shall be eligible for the grant of an option if at the time of grant, such person owns or is deemed to own more than ten percent (10%) of the total combined voting power of all classes of our stock or the stock of our affiliates. The Administrator may accelerate the exercise period for any awards, may adjust the awards if any change is made to our common stock, and may amend the Plan.

Options

Any stock option granted under the Plan shall be in such form as the Administrator may from time to time approve, and the provisions of stock option awards need not be the same with respect to each optionee. We will enter into an option agreement with any eligible person, which will set forth the terms and conditions of the options granted.

The stock options granted under the Plan may be of two types: (i) Incentive Stock Options and (ii) Non-Qualified Stock Options. The Administrator shall have the authority to grant any combination of both types of stock options. To the extent that any stock option does not qualify as an Incentive Stock Option, it shall constitute a separate Non-Qualified Stock Option. More

than one option may be granted to the same optionee and be outstanding concurrently under this agreement.

All options shall be subject to the following conditions:

(1)   No option shall be exercisable after the expiration of five (5) years from the date granted.

(2)   The option price per share of stock purchasable under a stock option shall be not less than one hundred percent (100%) of the fair market value of the stock subject to the option on the date the option is granted and shall not in the case of Non-Qualified Stock Options, be less than 75% of the fair market value of the stock on such date.

(3)   No stock option shall be transferable by the optionee, and all stock options shall be exercisable, during the optionee's lifetime only by the optionee.

(4)   Stock options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Administrator at or after grant. The Administrator may provide, in its discretion, that any stock option shall be exercisable only in installments, and the Administrator may waive any installment exercise provisions at any time in whole or in part based on such factors as the Administrator may determine, in its sole discretion.

(5)   The purchase price of stock acquired pursuant to an option shall be paid in cash at the time the option is exercised, by delivery to us of other shares of our common stock, by a deferred payment or other arrangement acceptable to Administrator, or in any other form of legal consideration that may be acceptable to the Administrator.

(6)   If an optionee's employment with or service as a director of or consultant or advisor to the Company terminates by reason of death, disability, or for any other reason; the stock option may thereafter be exercised within twelve (12) months after termination or to the extent provided in the applicable subscription or award agreement, or as otherwise determined by the Administrator.

(7)   The option may include a provision whereby the optionee may elect at any time while an employee, director or consultant to exercise the option as to any part or all of the shares subject to the option prior to the full vesting of the option. Any unvested shares so purchased may be subject to a repurchase right in our favor or to any other restriction we determine to be appropriate.

(8)   The Administrator has the authority to include as part of any option agreement a provision entitling the optionee to a further option in the event the optionee exercises the option by surrendering other shares of common stock in accordance with the Plan and the terms and conditions of the option agreement. Any such further options shall be for the same number of shares as the original option, shall the same expiration date as the original option, shall have the same exercise price as the original option, and shall have the same vesting schedule as the original option.

(9)   To the extent that the aggregate fair market value (determined as of the date the Incentive Stock Option is granted) of shares of stock with respect to which Incentive Stock Options granted to an optionee under the Plan and all other option plans become exercisable for the first time by the optionee during any calendar year exceeds $100,000, such stock options shall be treated as Non-Qualified Stock Options.

Stock Bonuses and Purchases of Restricted Stock

Any stock bonuses granted or restricted stock purchases allowed under the Plan shall be in such form as the Administrator may from time to time approve, and the provisions of these awards need not be the same with respect to each optionee. We will enter into a restricted stock purchase agreement with any eligible person, which will set forth the terms and conditions of the award.

All stock bonuses and restricted stock purchases shall be subject to the following conditions:

(1)   The purchase price under each restricted stock purchase agreement shall be such amount as the Administrator shall determine and designate in such agreement, but in no event shall the purchase price be less than eighty-five percent (85%) of the fair market value of the stock on the date such award is made. Eligible participants in the Plan may be awarded stock pursuant to a stock bonus agreement in consideration for past services actually rendered to us or for our benefit.

(2)   Stock bonus or restricted stock purchase agreements shall be transferable only by will, by the laws of descent and distribution, or pursuant to a qualified domestic relations order.

(3)   The purchase price of stock acquired pursuant to stock bonus or restricted stock purchase agreements shall be paid in cash at the time of purchase, by a deferred payment or other arrangement acceptable to Administrator, or in any other form of legal consideration that may be acceptable to the Administrator.

(4)   We may require the recipient of shares sold or awarded under the Plan to grant us the option to repurchase the shares in accordance with a vesting schedule to be determined by the Administrator.

(5)   If an eligible participant's employment with or service as a employee, director, or consultant terminates, we may repurchase or otherwise reacquire any or all of the shares of stock held by such employee, director or consultant which have not vested as of the date of termination under the terms of the stock bonus or restricted stock purchase agreement.

Stock Appreciation Rights

Any stock appreciation rights granted under the Plan shall be in such form as the Administrator may from time to time approve, and the provisions of stock appreciation rights awards need not be the same with respect to each optionee. We will enter into a stock appreciation rights agreement with any eligible person, which will set forth the terms and conditions of the stock appreciation rights granted. The holder of any stock appreciation rights must notify us in writing of any exercise of the rights.

The Plan authorizes three types of stock appreciation rights:

__Tandem Stock Appreciation Rights.__ Tandem stock appreciation rights may be granted appurtenant to an option, and are subject to the same terms and conditions applicable to the particular option grant to which it pertains. The appreciation distribution payable on the exercised tandem right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on fair market value on the date of the option surrender) in an amount up to the excess of (A) the fair market value (on the date of the option surrender) of the number of shares of stock covered by that portion of the surrendered option in which the optionee is vested over (B) the aggregate exercise price payable for such vested shares.

__Concurrent Stock Appreciation Rights.__ Concurrent stock appreciation rights will be granted appurtenant to an option and may apply to all or any portion of the shares of stock subject to the underlying option and are subject to the same terms and conditions applicable to the particular option grant to which it pertains. A concurrent stock appreciation right shall be exercised automatically at the same time the underlying option is exercised with respect to the particular shares of stock to which the concurrent stock appreciation right pertains. The appreciation distribution payable on an exercised concurrent stock appreciation right shall be in cash (or, if so provided, in an equivalent number of shares of stock based on fair market value on the date of the exercise of the concurrent stock appreciation right) in an amount equal to such portion as shall be determined by the Administrator at the time of the grant of the excess of (A) the aggregate fair market value (on the date of the exercise of the concurrent stock appreciation right) of the vested shares of stock purchased under the underlying option which have concurrent stock appreciation rights appurtenant to them over (B) the aggregate exercise price paid for such shares.

__Independent Stock Appreciation Rights.__ Independent stock appreciation rights will be granted independently of any Option and are subject to the same terms and conditions applicable to Nonstatutory Stock Options. The appreciation distribution payable on the exercised independent stock appreciation right shall be not greater than an amount equal to the excess of (A) the aggregate fair market value (on the date of the exercise of the independent stock appreciation right) of a number of our shares equal to the number of share equivalents in which the holder is vested under such independent stock appreciation right, and with respect to which the holder is exercising the independent stock appreciation right on such date, over (B) the aggregate fair market value (on the date of the grant of the independent stock appreciation right) of such number of shares of our stock. The appreciation distribution payable on the exercised independent stock appreciation right shall be in cash or, if so provided, in an equivalent number of shares of stock based on fair market value on the date of the exercise of the independent stock appreciation right.

Taxes

The person to whom any stock award is granted must satisfy any federal, state, provincial or local tax withholding obligation relating to the exercise or acquisition of stock and may do so by any of the following means: (1) tendering a cash payment; (2) authorizing us to withhold shares from the shares of the common stock otherwise issuable to the participant as a result of the

exercise or acquisition of stock under the Stock Award; or (3) delivering to us owned and unencumbered shares of our common stock.

Awards in 2002

No awards have been made under the Plan since its adoption. The current directors do not anticipate granting any options, bonuses or awards under the Plan prior to the acquisition of ADS described on page 2.

On March 1, 2002, we adopted a new 2002 Employees and Consultants Stock Option Plan, which authorized the grant of options to purchase up to 100,000,000 shares of our common stock pursuant to the plan. From April to August 2002, we granted options to employees and consultants under this Plan to purchase 30,500,000 shares of common stock. All of these options have been exercised.

On October 7, 2002, the board of directors revoked the 2002 Employees and Consultants Stock Option Plan. No options granted pursuant to the plan remain outstanding.

The 2002 Stock Option & Incentive Plan requires an affirmative vote of a majority of the outstanding stock to approve it.

Proposal 5: APPROVAL OF THE ENGAGEMENT OF SPROUSE & ANDERSON, L.L.P., AS INDEPENDENT ACCOUNTANTS

The board of directors recommends a vote FOR the approval of Sprouse & Anderson L.L.P. as our independent accounts.

Effective February 14, 2001, the board of directors dismissed HJ & Associates, LLC (formerly Jones, Jensen & Company) of Salt Lake City, Utah as our independent accountant. There were no disagreements between us and HJ & Associates. Also effective February 14, 2001, the board engaged Sprouse & Anderson, L.L.P. (formerly known as Sprouse & Winn, L.L.P.), of Austin, Texas, as our principal accountant.

It is the opinion of the board of directors that the certified public accounting firm of Sprouse & Anderson is best suited to conduct our audits, and reviews as well as related business consulting. We feel Sprouse & Anderson conducts its business with detailed thoroughness in an expeditiously professional and economical manner and recommends your approval of continuing to retain them. Mr. Lester Sprouse of Sprouse & Anderson is expected to attend the shareholder meeting, will have an opportunity to make a statement and will be available to respond to appropriate questions.

Audit Fees

The aggregate fees billed for professional services rendered for the audit of our annual financial statements for 2001 and the review of the financial statements included our Forms 10-QSB for March and June 2002 amount to approximately $34,000.

> A majority of the shares able to vote is required for the Appointment of the Accountants to be approved.

Proposal 6:   OTHER MATTERS

> The board of directors recommends a vote FOR the approval of Sprouse & Anderson L.L.P. as our independent accountants.

At the date of mailing of this proxy statement, we are unaware of any business to be presented at the annual meeting other than those items previously discussed. The proxy being solicited by the board of directors provides authority for the proxy holder, Gary J. Davis, to use his discretion to vote on such other matters as may lawfully come before the meeting, including matters incidental to the conduct of the meeting, and any adjournment thereof.

OTHER INFORMATION

Annual Report

Our annual report for 2001, including financial statements, is being mailed to shareholders prior to or simultaneously with this proxy statement.

Method and Cost of Soliciting Proxies

The accompanying proxy is being solicited on behalf of our board of directors. The expense of preparing, printing and mailing the form of proxy and the material used in the solicitation thereof will be borne by us. Proxies may be solicited by our officers, directors, and employees in person, or by mail, courier, telephone or facsimile. In addition, we have retained Interwest Transfer and ADP Proxy Services to mail out the enclosed proxies and to request brokerage houses and other nominees to forward soliciting material to beneficial owners. For these services we will pay a fee of approximately $5,700.

Where to Obtain Additional Information

We file annual, quarterly and period reports, proxy statements and other information with the Securities and Exchange Commission using the SEC's EDGAR system. You can find our SEC filings on the SEC's web site, www.sec.gov. You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 5th Street, N.W., Washington, D.C. 20549. Our common stock is listed on the Nasdaq National Market System, under the symbol "NHLT.OB," and all reports, proxy statements and other information that we file with Nasdaq may be inspected at its offices at 1735 K Street N.W., Washington, D.C. 20006.

Our annual report, which contains audited financial statements, accompanies this proxy statement. We use the calendar year as our fiscal year.

Proposals by Shareholders - 2003

Any proposal by a shareholder to be submitted for inclusion in proxy soliciting material for the 2003 annual shareholders meeting must be received by our corporate secretary no later than December 31, 2002.

Other Matters

We received no proposals from shareholders for inclusion in the proxy statement or for action at the 2002 annual meeting. We know of no matter to be acted upon at the meeting other than the matters above described. However, if any other matter should properly come before the meeting, the proxy holder named in the enclosed proxy will vote the shares for which he holds proxies in his discretion.

Your vote at the annual meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope.


By Order of the Board of Directors

Gary J. Davis
Gary J. Davis, Chairman, CEO & President


> **NATIONAL HEALTH & SAFETY CORPORATION**
> **PROXY FOR ANNUAL MEETING OF SHAREHOLDERS**
> **SOLICITED BY THE BOARD OF DIRECTORS**

The undersigned hereby appoints Gary J. Davis as Proxy with the power to appoint his substitute, and hereby authorizes him to represent and to vote, as designated below, all the shares of stock of National Health & Safety Corporation held on record by the undersigned on September 27, 2002, at the Annual Meeting of Shareholders to be held at 5508 Highway 290 West, Suite 202, Austin, Texas 78735, on December 4, 2002, at 10 a.m. (C.S.T.).

1.   To approve the Reverse Stock Split.

_____ For   _____ Against   _____ Abstain

2.   To approve changing the name of the corporation to ADS Media Group, Inc.

_____ For   _____ Against   _____ Abstain

3.   Election of Directors or any adjournment thereof. FOR ALL NOMINEES LISTED BELOW (EXCEPT AS MARKED TO THE CONTRARY BELOW).

(To withhold authority to vote for any individual nominee, strike a line through the nominee's name in the list below.)

G. Davis   J. Nix   B. Forman   C. Doyal   J. Schell

4.   To approve the 2002 Employees and Consultants Stock Option Plan.

_____ For   _____ Against   _____ Abstain

5.   To ratify the appointment of Sprouse & Anderson, L.L.P. as NHLT's independent accountants.

_____ For   _____ Against   _____ Abstain

6.   To transact such other business as may properly come before the Annual Meeting and any adjournments thereof.

_____ For   _____ Against   _____ Abstain

THE SHARES REPRESENTED HEREBY SHALL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SUCH SHARES SHALL BE VOTED FOR PROPOSALS 1-6.

Please sign and date this Proxy. When signing as attorney, executor, administrator, trustee, guardian, corporate officer, etc., please indicate your full title. Proxies received in this office later than 9:00 a.m. on December 4, 2002, will not be voted upon unless the shareholders are present to vote their shares. **Please mark, sign, date and return the Proxy Card PROMPTLY.**

Dated: _____

Signature _____   Signature if held jointly _____

324138.8/SPA/18777/0101/100802